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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)
   [x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2001
                                       OR

    [ ] Transition report pursuant to Section 15(d) of the Securities Exchange
                         Act of 1934 (No Fee Required)

                   For the transition period from ____ to ____

                         Commission file nos.: 001-15843
                                               333-48279

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Universal Compression, Inc. 401(k) Retirement and Savings Plan
                              4440 Brittmoore Road
                            Houston, Texas 77041-8004

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      UNIVERSAL COMPRESSION HOLDINGS, INC.
                           UNIVERSAL COMPRESSION, INC.

                              4440 Brittmoore Road
                            Houston, Texas 77041-8004

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ITEM 4.


                                                                         PAGE(S)

INDEPENDENT AUDITORS' REPORT.................................................4


FINANCIAL STATEMENTS:

       Statements of net assets available for benefits.......................5

       Statements of changes in net assets available for plan benefits.......6

       Notes to financial statements......................................7-11


SUPPLEMENTAL SCHEDULE:
Schedule of assets held at December 31, 2001*...............................12
Schedule of reportable transactions at December 31, 2001*...................13

* Refers to required schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2001.

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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Universal Compression, Inc. 401(k)
                                         Retirement and Savings Plan:



Date: June 28, 2002                    By   /s/ RICK KLEIN
                                          -------------------------------------
                                           RICK KLEIN
                                           HUMAN RESOURCES MANAGER

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INDEPENDENT AUDITORS' REPORT


Universal Compression, Inc.
401(k) Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Universal Compression, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Wells Fargo Bank and Merrill Lynch Trust Company, the trustees of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2000 financial statements, except for comparing the information provided by the trustees, which is summarized in Note 6, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to and do not, express an opinion on the Plan's financial statements as of December 31, 2000. The form and content of the information included in the 2000 financial statements, other than that derived from the information certified by the trustees, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of the Universal Compression, Inc. 401(k) Retirement and Savings Plan as of December 31, 2001, and for the year then ended, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche
April 16, 2002

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UNIVERSAL COMPRESSION, INC.
401(k) RETIREMENT AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


ASSETS                                             2001               2000

INVESTMENTS - At fair value                     $17,169,866       $14,741,167

RECEIVABLES - Contributions:
   Employee                                         139,963            89,126
   Employer                                          39,548            29,811
                                                -----------       -----------

         Total contributions receivable             176,511           118,937
                                                -----------       -----------

LOANS TO PARTICIPANTS                             1,202,800           980,293
                                                -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS               $18,549,177       $15,840,397
                                                ===========       ===========


See notes to financial statements.

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UNIVERSAL COMPRESSION, INC.
401(k) RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


ADDITIONS:
   Investment income                                           $   263,327
   Contributions:
      Employee                                                   4,877,377
      Employer                                                   1,040,375
                                                               -----------

                Total additions                                  6,181,079

DEDUCTIONS:
   Employee withdrawals                                          2,006,965
   Administrative expenses                                           6,750
   Net decrease in fair value of investments                     1,458,584
                                                               -----------

                Total deductions                                 3,472,299
                                                               -----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    2,708,780

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                            15,840,397
                                                               -----------

   End of year                                                 $18,549,177
                                                               ===========


See notes to financial statements.

UNIVERSAL COMPRESSION, INC.
401(K) RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
AND FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


1.  PLAN DESCRIPTION

    The following brief description of the Universal Compression, Inc. 401(k) Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    GENERAL - The Plan is a defined contribution plan with a 401(k) feature which covers substantially all employees of Universal Compression, Inc. and its subsidiaries (collectively the "Company").

    PARTICIPATION - Employees are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen and 2) have been an employee for thirty days.

    CONTRIBUTIONS - Participants may make contributions of up to 15% of compensation through payroll deferrals. Various provisions of the Internal Revenue Code may limit contributions of some highly compensated employees. All contributions are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. The Company contributes a matching amount equal to 50% of the first 6% of compensation deferred by a participant, subject to Internal Revenue Code limits. Employer matching contributions attributable to each participant's contributions on or after September 1, 2001 were made in the form of Universal Compression Holdings, Inc. common stock.

    PARTICIPANTS' ACCOUNTS - Contributions are invested as directed by the participant. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. Effective September 1, 2001, employer matching contributions are invested in the Universal Compression Holdings, Inc. Common Stock Fund. Shares and common stock dividends are allocated to individual participant accounts in proportion to the amounts of their contributions and related employer contributions.

    Participants' accounts are charged with investment advisory and other fees by the Trustees. All other expenses of administering the Plan are borne by the Company.

    VESTING AND DISTRIBUTION - Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and based upon a graduated schedule over five years, in employer matching contributions, plus any earnings thereon.

    A participant may request a distribution from his deferral account, including his additional deferral account and rollover account, made on a pretax basis, only if he suffers a hardship or is at least age 59 1/2. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

    PAYMENT OF BENEFITS - On termination of service for any reason a participant or, if the participant is dead, his beneficiary, may request the distribution of the balance in all of his accounts. Distributions are made as soon as practicable after the request for the distribution. However, with limited exception, a participant may not delay distribution beyond April 1 of the year following the calendar year in which he attains age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed until a date that follows the occasion for distribution by not more than one year. At December 31, 2001 and 2000, Plan assets included approximately $0 and $2,057, respectively, of distributions payable to former Plan participants.

    EMPLOYEE LOANS RECEIVABLE - Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at Prime plus 1%. Principal and interest is repaid on an after tax basis through payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment.

    FORFEITURES - Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company.

    PLAN TERMINATION - Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the ERISA. In the event the Plan is terminated, each participant shall be entitled to 100% of all vested contributions, plus any earnings accrued thereon, as of the date of termination.

    PARTY-IN-INTEREST TRANSACTIONS - The investment by the Trustees of Plan contributions into mutual funds managed by affiliates of the Trustees are party-in-interest transactions, and the related management fees are deducted from investment earnings. The Company is also a party-in-interest.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting.

    INVESTMENT, VALUATION AND INCOME RECOGNITION - Investment, valuation and income recognition are stated at fair value as determined by the Trustees based upon quoted market prices for the underlying securities, and realized and unrealized gains or losses are computed based on the changes in the fair value of the assets during the Plan year.

    USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

3.  INVESTMENTS

    The assets of the Plan are held and managed by the Trustee, Wells Fargo Bank. In 2001, participants had the option of directing the investment of their accounts into any of the following:

        AMERICAN CENTURY INCOME & GROWTH FUND - seeks dividend growth, current income and capital appreciation by investing in common stocks of established companies.

        INVESCO DYNAMICS FUND - seeks capital appreciation by investing primarily in foreign and domestic common stocks.

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        INVESCO HIGH YIELD FUND - seeks high current income. Capital appreciation is a secondary objective. The fund invests in fixed income securities, preferred stocks and money market securities.

        JANUS BALANCED FUND - seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

        JANUS OVERSEAS FUND - seeks long-term growth of capital by investing in a diversified portfolio of foreign and domestic common stocks.

        PIMCO LOW DURATION FUND - seeks total return by investing in fixed income securities with an average portfolio duration between one and three years. The fund primarily invests in mortgaged-backed securities, corporate bonds, and emerging market bonds.

        WELLS FARGO INDEX FUND - seeks to replicate the return of the Standard & Poor's 500 Composite Stock Price Index by investing in substantially all of the stocks of the index in substantially the same weightings as the Index.

        WELLS FARGO LARGE COMPANY GROWTH FUND - seeks to provide long-term capital appreciation by investing primarily in large, high-quality domestic companies believed to have superior growth potential.

        WELLS FARGO STABLE RETURN FUND - seeks safety of principal while providing low-volatility total return by investing primarily in guaranteed investment contracts ("GICs"), GIC alternatives, marketable securities and money market instruments.

        WELLS FARGO OUTLOOK FUNDS - these funds invest in a diversified mix of domestic and international stocks, bonds and money market securities. Each of the Outlook Funds, (Outlook 2010, Outlook 2020, Outlook 2030 and Outlook 2040), are pre-mixed funds, investing in various blends of stocks, bonds, and money market instruments seeking to produce competitive returns over a set period of time. These funds seek higher returns initially and then reallocate to a more conservative investment mix as they approach their target dates (i.e. the year of each fund).

        TIDEWATER INC. COMMON STOCK FUND - participants of the former parent company, Tidewater Inc., were allowed to retain any of the common stock of Tidewater Inc. in the Plan that had been in the predecessor's plan.

        UNIVERSAL COMPRESSION HOLDINGS, INC. COMMON STOCK FUND (company match only) (effective September 1, 2001) -- invests in the common stock of Universal Compression Holdings, Inc., the parent of the Company. Cash dividends thereon are reinvested in such Common Stock Fund. Effective September 1, 2001, all employer matching contributions are invested in the Universal Compression Holdings, Inc. Common Stock Fund only.

        The following presents investments that represent 5% or more of the Plan's net assets at year end:

                                                          DECEMBER 31,
                                                   --------------------------
                                                      2001            2000

       American Century Income & Growth Fund       $4,119,575      $4,070,146
       Janus Overseas Fund                          1,121,941       1,128,644
       Pimco Low Duration Fund                      1,380,822         921,179
       Wells Fargo Index Fund                       1,278,053       1,072,691
       Wells Fargo Stable Return Fund               4,424,821       3,483,007
       Loan Fund                                    1,202,800         980,293
       Tidewater, Inc. Common Stock Fund            1,981,828       3,193,334


    During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in fair value by $1,458,584 as follows:


        Mutual funds                                              $(1,142,797)
        Common collective trust                                       236,083
        Common stock funds                                           (551,870)
                                                                  -----------

        Total                                                     $(1,458,584)
                                                                  ===========


4.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


      At December 31, 2001
         Net assets - common stock                                 $374,768



      Year Ended December 31, 2001 Change in net assets:
            Contributions                                         $ 339,276
            Interest, other income and net transfer                     (92)
            Net appreciation in fair value of investments            43,157
            Distribution to participants                             (7,539)
            Administrative expense                                      (34)
                                                                  ---------

      Total                                                       $ 374,768
                                                                  =========

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5.  TAX STATUS OF THE PLAN

    The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Though the Plan has been amended since that date, the plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  INFORMATION PROVIDED TO THE PLAN ADMINISTRATOR BY THE TRUSTEES

    The following unaudited information has been certified by the Trustee or former Trustee to be complete and accurate and is included in the statement of net assets available for benefits for 2000:


      Investments, at fair value and loans to participants        $ 15,721,460



7.  SUBSEQUENT EVENTS

    On April 1, 2002, the Company changed the Plan Trustee from Wells Fargo to Union Bank of California. The change was made to provide participants with more investment choices and easier access to their account information. The Company also increased the maximum employee contribution percentage from 15% to 25% effective January 1, 2002, subject to the maximum limitation by the Internal Revenue Service.

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

UNIVERSAL COMPRESSION, INC.
401(k) RETIREMENT AND SAVINGS PLAN

SCHEDULE H; LINE 4(i) -
SCHEDULE OF ASSETS HELD FOR INVESTMENT,
DECEMBER 31, 2001
-------------------------------------------------------------------------------------------------------------------------

        (B) IDENTITY OF ISSUER,
            BORROWER, LESSOR                                 (C) DESCRIPTION OF                            (D) FAIR
 (A)        OR SIMILAR PARTY                                      INVESTMENT                                 VALUE

      American Century Income & Growth Fund              Registered Investment Company                    $ 4,119,575
      Invesco Dynamics Fund                              Registered Investment Company                        680,426
      Invesco High Yield Fund                            Registered Investment Company                        161,221
      Janus Balanced Fund                                Registered Investment Company                        597,693
      Janus Overseas Fund                                Registered Investment Company                      1,121,941
      Pimco Low Duration Fund                            Registered Investment Company                      1,380,822
 *    Wells Fargo Index Fund                             Registered Investment Company                      1,278,053
 *    Wells Fargo Large Company Growth Fund              Registered Investment Company                        567,792
 *    Wells Fargo Stable Return Fund                     Common Collective Trust                            4,424,821
 *    Wells Fargo Outlook 2010 Fund                      Registered Investment Company                        125,724
 *    Wells Fargo Outlook 2020 Fund                      Registered Investment Company                        140,298
 *    Wells Fargo Outlook 2030 Fund                      Registered Investment Company                        142,555
 *    Wells Fargo Outlook 2040 Fund                      Registered Investment Company                         72,349
 *    Loan Fund                                          Loans to Participants                              1,202,800
 *    Tidewater, Inc. Common Stock Fund                  Common Stock                                       1,981,828
 *    Universal Compression Holdings, Inc.               Common Stock - Employer Matching
           Common Stock Fund                                Contribution Only                                 374,768
                                                                                                         ------------

      TOTAL                                                                                              $ 18,372,666
                                                                                                         ============

*Party-in-interest



UNIVERSAL COMPRESSION, INC.
401(k) RETIREMENT AND SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS,
FOR THE YEAR ENDED DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            (F)
                                                                         (D)                              CURRENT
                                                            (C)        PURCHASE                           VALUE OF           (G)
         (A)                       (B)              DESCRIPTION         PRICE/             (E)            ASSET ON           NET
     IDENTITY OF               DESCRIPTION              OF             SELLING             COST         TRANSACTION        GAIN OR
   PARTY INVOLVED               OF ASSET            TRANSACTION          PRICE           OF ASSET          DATE            (LOSS)

INDIVIDUAL TRANSACTIONS BY ISSUE -
 No individual reportable
   transactions noted

SERIES OF TRANSACTIONS BY ISSUE:
   Wells Fargo Stable          Common Collective      Purchase       $ 1,334,432        $ 1,334,432      $ 1,334,432        $
      Return Fund                    Trust

   American Century               Registered          Purchase         1,035,763          1,035,763        1,035,763
      Income &                    Investment
      Growth Fund                  Company
